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3/3/03

VF 2-27-03

03002546

[UNITED STA]TES
[SECURITIES AND EXCH]ANGE COMMISSION
Washington, D. C. 20549

SEC FILE NUMBER
8 – 24063

ANNUAL AUDITED REPORT

FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2002** AND ENDING **DECEMBER 31, 2002**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OFFICIAL USE ONLY

TRADEX BROKERAGE SERVICE, INC. FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

20 VESEY STREET, SUITE 800

NEW YORK,	NEW YORK	10007
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOSEPH MARINELLI, V.P. & CFO (212) 233 - 2000

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN, CPAs, LLP

132 Nassau Street, Suite 1023 New York NY 10038

X Certified Public Accountant

PROCESSED
MAR 0 6 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, ***JOSEPH MARINELLI,*** swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of ***TRADEX BROKERAGE SERVICE, INC.,*** as of ***DECEMBER 31, 2002,*** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

X Joseph C Marinelli
Signature

CFO
Title

X
Notary Public

MARIE NEMER
Notary Public, State of New York
No. 31 4847600
Qualified in New York County
Commission Expires Feb 17 20 06

This report** contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Income (Loss).
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

I, ***JOSEPH MARINELLI,*** swear that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedule(s) pertaining to the Firm of ***TRADEX BROKERAGE SERVICE, INC.,*** as of ***DECEMBER 31, 2002,*** are true and correct. I further swear that neither the Company nor any partner, proprietor, principal officer, director or member has any proprietary interest in any account classified solely as that of customer, except as follows:

No Exceptions

Joseph C Marinelli

(Signature)

CFO

(Title)

(Notary Public)

MARIE NEMER
Notary Public, State of New York
No. 31 4847600
Qualified in New York County
Commission Expires Feb 17 20 06

TRADEX BROKERAGE SERVICE, INC.
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

TRADEX BROKERAGE SERVICE, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash and cash equivalents	$ 133,489
Due from clearing broker	151,810
Deposit with clearing broker	300,000
Property and equipment - net of accumulated depreciation of $20,570 (Note 2)	8,283
Receivable from officer	62,094
Other assets	11,133
Total assets	$ 666,809

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 96,224
Total liabilities	96,224
Commitments and Contingencies (Notes 4 and 9)	
Liabilities subordinated to the claims of general creditors:	
Pursuant to subordinated loan agreement (Note 3)	300,000
Stockholders' equity (Notes 6 and 8)	
Common stock Class A, par value $.01 per share; 100,000 shares authorized; 59,520 shares issued	595
Treasury stock Common Class A, 28,825 shares	(289)
Common stock Class B, par value $.001 per share; 100,000 shares authorized; 1,925 shares issued	19
Additional paid-in capital	201,401
Retained earnings	93,859
Less: Stock subscription receivable	(25,000)
Total stockholders' equity	270,585
Total liabilities and stockholders' equity	$ 666,809

The accompanying notes are an integral part of this statement.

TRADEX BROKERAGE SERVICE, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2002

Note 1- Nature of Business:

Tradex Brokerage Service, Inc. (The "Company") is a corporation formed for the purpose of conducting business as a broker/dealer in securities.

The Company operates under the provisions of Paragraph (k) (2) (ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k) (2) (ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Note 2- Summary of Significant Accounting Policies:

a) ***Revenue Recognition:***
Security transactions (and the recognition of related income and expense) are recorded on a trade date basis. Liabilities for trade date basis purchases of securities represent obligations to the Company's clearing broker for transactions executed but not yet settled relating to securities purchased by the Company and held for resale (securities owned). Securities owned and securities sold, but not yet purchased, are valued at market with the resulting net unrealized gains and losses included in earnings of the current period.

b) ***Income Taxes:***
The Company accounts for income taxes under SFAS No. 109, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

c) ***Cash and Cash Equivalents:***
For the purpose of the statement of cash flows, the Company considers demand deposited money market funds to be cash and cash equivalents.

d) ***Property and Equipment:***
Equipment is carried at cost and is depreciated over a useful life of 5-7 years using the straight-line method.

Note 2- Summary of Significant Accounting Policies (*continued*):

e) *Use of Estimates*
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

Note 3- Liabilities Subordinated to the Claims of General Creditors:

The borrowing is under a subordination agreement approved by the National Association of Securities Dealers, Inc. from the Company's clearing broker, which is also a shareholder, and consists of a subordinated note due December 31, 2004, with interest payable monthly at the broker's call rate plus 1%. The borrowing is available in computing net capital under SEC's uniform capital rule, and is subordinated to the claims of present and future general creditors. To the extent that such borrowing is required for the Company's continued compliance with net capital requirements, it may not be repaid.

Note 4- Commitments and Contingencies:

Lease Obligations:
The Company leases office space pursuant to an operating lease expiring October 31, 2004. The future minimum rental commitments, as of December 31, 2002, are as follows:

2003	$79,800
2004	66,500

Shareholder Agreement:
Pursuant to a shareholder agreement, upon the death of Herbert Frumkes (CEO), the principal shareholder, the Company will be obligated to pay to his wife $7,500 per month for seven years following the date of his death, or until his wife's death, whichever occurs first.

Note 5- Income Taxes:

The components of the provision for income taxes as of December 31, 2002 were:

Federal	$17,082
State	10,392
City	7,163
Total	$34,637

Note 6- Shareholders' Equity:

The rights of the holders of Class A and Class B Common stock are the same in all respects except for voting rights. The holders of Class A Common stock have the entire voting rights for the election of directors and all other matters.

Note 7- Grant:

In 2002, the Company received $164,382 of grants awarded under the World Trade Center Business Recovery Grant Program. This grant was for certain companies located in lower Manhattan on September 11, 2001

Note 8- Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2002, the Company had net capital of $477,734, which was $427,734 in excess of its required net capital of $50,000. The Company's capital ratio was 20.14%.

Note 9- Financial Instruments with Off-Balance Sheet Credit Risk:

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers, and other financial institutions. The company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing brokers' internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

A copy of the Company's Statement of Financial Condition as of December 31, 2002, pursuant to SEC Rule 17a-5, is available for examination at the Company's office and at the regional office of the Securities and Exchange Commission.

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Officers and Directors of
Tradex Brokerage Service, Inc.
20 Vesey Street, Suite 800
New York, NY 10007

We have audited the accompanying statement of financial condition of Tradex Brokerage Service, Inc. as of December 31, 2002. This financial statement is the responsibility of the company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards required that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Tradex Brokerage Service, Inc. as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
January 30, 2003